Exhibit 3.1.2

STATE OF DELAWARE CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of KIONI HOLDINGS LIMITED resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" in its entirety so that, as amended, said Article shall be and read as follows:

The Corporation is authorized to issue a total number of shares of 1,000,000 shares having a par value of $0.0001 per share. All shares shall be common shares and of one class.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed and attested by its duly officers on this 18th day of December 2023.

Signed By: /s/ Elvis Fuli Diao

Authorized Officers

Title: Director and Company Secretary

Name: Elvis Fuli Diao